Exhibit 99.2

DIGIHOST TECHNOLOGY INC.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED

DECEMBER 31, 2022 AND 2021

(EXPRESSED IN UNITED STATES DOLLARS)

Independent Auditor’s Report	Raymond Chabot Grant Thornton LLP Suite 2000
National Bank Tower
600 De La Gauchetière Street West Montréal, Quebec
H3B 4L8
To the Shareholders of
Digihost Technology Inc.	T 514-878-2691

Opinion

We have audited the consolidated financial statements of Digihost Technology Inc. (hereafter “the Company”), which comprise the consolidated statements of Financial Position as at December 31, 2022 and 2021, and the consolidated statement of comprehensive income, the consolidated statements of changes in shareholders’ equity and the consolidated statements of cash flows for the years then ended, and notes to consolidated financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2022 and 2021, and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards (IFRS).

Basis for opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the “Auditor’s responsibilities for the audit of the consolidated financial statements” section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Material uncertainty related to going concern

We draw attention to Note 1 to the consolidated financial statements, which indicates the existence of a material uncertainty that may cast significant doubt about the Company’s ability to continue as a going concern. Our opinion is not modified in respect of this matter.

Key audit matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon and we do not provide a separate opinion on these matters.

Member of Grant Thornton International Ltd	rcgt.com

In addition to the matter described in the “Material uncertainty related to going concern” section of our report, we have determined that the matters described below are the key audit matters to be communicated in our auditor’s report.

Revenue from digital currency mining

As described in Note 2 to the consolidated financial statements, the Company generates revenue from digital currency mining. We identified the occurrence, completeness and accuracy of the Company’s revenue from digital currency mining as a key audit matter.

Why the matter was determined to be a key audit matter

Revenue from digital currency mining is significant to our audit because mining of digital currencies is an emerging industry with unique technological aspects that raise a number of auditing challenges. Given the nature of this source of revenue, significant audit efforts are required. The revenue from digital currency mining during the year ended December 31, 2022 totals $24,190,060.

How the matter was addressed in the audit

Our audit procedures related to the occurrence, completeness and accuracy of revenue from digital currency mining included, among others, the following:

–	We assigned professionals with specialized skills in distributed ledger technology, digital assets and cryptography;

–	We performed physical observation of the miners and tested their performance;

–	We conducted substantive analytical procedures with a high degree of precision, which include tests of the accuracy and completeness of the underlying data, such as confirmation of certain data from third parties;

–	We traced digital currencies received and recognized as revenue directly to the blockchain using our own node and obtained confirmations from custodian;

–	We tested the value of digital currencies received and recognized as revenue using the daily quoted price from a reputable source;

–	We assessed the adequacy of the Company’s disclosures in the consolidated financial statements about revenue from digital assets mined.

Digital currencies

As described in Note 2 to the consolidated financial statements, the Company holds digital currencies that consist of Bitcoin and Ethereum which are identifiable non- monetary assets without physical substance. We identified the existence and ownership (rights and obligations) of the Company’s digital currencies held as a key audit matter.

Why the matter was determined to be a key audit matter

Digital currencies are significant to our audit because they are identifiable non- monetary assets without physical substance. Given the nature of these assets, significant audit efforts are required. Digital currencies total $2,800,657 as at December 31, 2022.

How the matter was addressed in the audit

Our audit procedures related to the Company’s existence and ownership of digital currencies held included, among others, the following:

–	We assigned professionals with specialized skills in blockchain, digital currencies and cryptography;

–	For digital assets safeguarded by a custodian:

●	We obtained confirmations of quantities;

●	We tested the design and operating effectiveness of internal controls related to the existence and ownership of digital currencies including customer key management by obtaining and evaluating the report attesting that those controls at the service organization are operating effectively;

–	For digital assets safeguarded by the Company:

●	We tested the design and operating effectiveness of internal controls related to the existence and ownership of digital currencies including customer key management;

●	We analyzed transactions subsequent to year-end;

●	We traced digital currencies directly to the blockchain using our own node;

–	We assessed the adequacy of the Company’s disclosures in the consolidated financial statements about digital currencies.

Impairment assessment of goodwill and data miners

As described in Note 2 to the consolidated financial statements, the Company performs an annual impairment test on cash generating units to which goodwill has been allocated. For non-financial assets, which include data miners, impairment test are performed when events or changes in circumstances indicate that they may not be recoverable. We identified the impairment assessment of goodwill and data miners as a key audit matter.

Why the matter was determined to be a key audit matter

The impairment assessment of goodwill and data miners is significant to our audit because management’s determination of the recoverable amount involves significant judgment and a high degree of subjectivity and efforts, including the need to involve valuation experts.

In addition, the Company’s impairment test resulted in significant impairment expenses on goodwill and data miners of $1,260,783 and $1,556,000, respectively, which are disclosed in Notes 8 and 5.

How the matter was addressed in the audit

Our audit procedures related to the Company’s determination of the recoverable amount included, among others, the following:

For the goodwill:

–	We evaluated the reasonableness of the Company’s cash flows by comparing projections to, among others, historical expenses and operations and current business plans;

–	We used our valuation experts to assist us in evaluating the assumptions, methodologies and data used by the Company, in particular those relating to monthly Bitcoin price average growths, difficulty monthly growth rates, terminal annual growth rates and discount rates;

–	We tested the completeness and accuracy of the underlying data used in the Company’s valuation model;

–	We performed a sensitivity analysis on significant management assumptions used in the valuation model. The Company’s assumptions are detailed in Note 8 to the consolidated financial statements.

For the data miners:

–	We assessed the appropriateness of the Company’s methodology for determining the impairment by reviewing the processes and criteria applied in the assessment of the equipment’s performance in relation to prevailing replacement costs;

–	We evaluated the reasonableness of the assumptions and data used by management in the impairment assessment by comparing the replacement costs considered with independent market data and industry benchmarks, where available;

–	We tested the accuracy and completeness of the underlying data used to calculate the impairment.

Information other than the consolidated financial statements and the auditor’s report thereon

Management is responsible for the other information. The other information comprises the information included in Management’s Discussion and Analysis.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon. In connection with our audit of the consolidated financial statements, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

We obtained Management’s Discussion and Analysis prior to the date of this auditor’s report. If, based on the work we have performed on this other information, we conclude that there is a material misstatement of this other information, we are required to report that fact in this auditor’s report. We have nothing to report in this regard.

Responsibilities of management and those charged with governance for the consolidated financial statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with International Financial Reporting Standards (IFRS), and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditor’s responsibilities for the audit of the consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

–	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control;

–	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control;

–	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management;

–	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern;

–	Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation;

–	Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are, therefore, the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditor’s report is Louis Roy.

Montréal

March 31, 2023

[1]	CPA auditor, public accountancy permit no. A125741

Digihost Technology Inc.

Consolidated Statements of Financial Position

(Expressed in United States Dollars)

	As at December 31,	As at December 31,
	2022	2021
		(Restated) (Note 25)
ASSETS
Current assets
Cash	$1,850,622	$915,715
Digital currencies (note 3)	2,800,657	33,491,986
Amounts receivable and prepaid expenses (note 4)	1,234,175	1,808,304
Income tax receivable	244,399	-
Total current assets	6,129,853	36,216,005
Property, plant and equipment (note 5)	41,811,233	38,142,107
Right-of-use assets (note 6)	2,538,447	2,078,599
Intangible asset (note 7)	1,314,028	1,443,260
Goodwill (note 8)	-	1,346,904
Promissory note receivable (note 9)	806,000	800,000
Total assets	$52,599,561	$80,026,875

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	$2,345,175	$2,272,850
Amount owing to Northern Data, NY LLC (note 3 and 5)	322,099	2,940,412
Lease liabilities (note 10)	99,957	-
Income tax payable	-	305,601
Mortgage payable (note 12)	488,062	-
Total current liabilities	3,255,293	5,518,863
Deposits payable	511,000	1,788,500
Lease liabilities (note 10)	447,514	-
Mortgage payable (note 12)	389,065	-
Deferred tax liability	-	2,514,743
Warrant liabilities (note 13)	821,697	31,943,365
Total liabilities	5,424,569	41,765,471
Shareholders’ equity
Share capital (note 14)	39,602,634	31,423,095
Contributed surplus	15,675,828	11,844,581
Cumulative translation adjustment	(3,491,583)	167,068
Digital currency revaluation reserve	-	3,706,624
Deficit	(4,611,887)	(8,879,964)
Total shareholders’ equity	47,174,992	38,261,404
Total liabilities and shareholders’ equity	$52,599,561	$80,026,875

Nature of operations (note 1)

Approved on behalf of the Board:

“Michel Amar” ,Director	“Adam Rossman” ,Director

The accompanying notes are an integral part of these consolidated financial statements.

Digihost Technology Inc.

Consolidated Statements of Comprehensive Income

(Expressed in United States Dollars)

	Year Ended December 31,
	2022	2021
		(Restated)
		(Note 25)
Revenue from digital currency mining (note 3)	$24,190,060	$24,952,344
Cost of digital currency mining
Cost of power	(14,537,261)	(5,835,227)
Other production costs	(3,223,525)	(1,237,537)
Depreciation and amortization	(10,709,108)	(3,281,143)
Miner lease and hosting agreement (note 3)	(2,517,503)	(3,469,287)
Gross profit (loss)	(6,797,337)	11,129,150
Expenses
Office and administrative expenses	(3,074,423)	(1,182,258)
Professional fees	(1,745,613)	(1,496,418)
Regulatory fees	(235,445)	(162,681)
Gain on sale of property, plant and equipment	1,140,658	1,552,295
Loss on settlement of debt	(294,306)	(390,290)
Foreign exchange gain	3,972,705	358,985
Loss on sale of digital currencies (note 3)	(11,574,330)	290,948
Loss on digital currency option calls	(1,950,000)	-
Other (expense) income	(50,834)	98,443
Change in fair value of amount owing for Miner Lease Agreement	1,693,088	528,875
Share based compensation (note 16)	(3,296,238)	(7,804,271)
Loss on revaluation of digital currencies (note 3)	(3,256,530)	-
Impairment of goodwill (note 8)	(1,260,783)	-
Impairment of data miners (note 5)	(1,556,000)	-
Operating (loss) income	(28,285,388)	2,922,778
Revaluation of warrant liabilities (note 13)	32,010,637	1,551,013
Net financial expenses (note 20)	(238,204)	(332,814)
Private placements issuance costs	(695,170)	(4,973,051)
Net income (loss) before income taxes	2,791,875	(832,074)
Income tax expense	-	(127,340)
Deferred tax recovery (expense)	1,537,467	(2,173,279)
Net income (loss) for the year	4,329,342	(3,132,693)
Other comprehensive income (loss)
Items that will be reclassified to net income
Foreign currency translation adjustment	(3,658,651)	48,906
Items that will not be reclassified to net income
Revaluation of digital currencies, net of tax	(3,706,624)	1,724,123
Total comprehensive loss for the year	$(3,035,933)	$(1,359,664)
Basic income (loss) per share (note 17)	$0.16	$(0.14)
Diluted income (loss) per share (note 17)	$0.16	$(0.14)

The accompanying notes are an integral part of these consolidated financial statements.

Digihost Technology Inc.

Consolidated Statements of Cash Flows

(Expressed in United States Dollars)

	Year Ended December 31,
	2022	2021
		(Restated)
Operating activities
Net income (loss) for the year	$4,329,342	$(3,132,693)
Adjustments for:
Digital currencies items (note 19)	15,528,972	(21,774,005)
Gain on sale of property, plant and equipment	(1,140,658)	(1,552,295)
Depreciation of right-of-use assets	142,324	198,291
Depreciation and amortization	10,657,144	3,082,852
Interest on lease liabilities	58,014	236,680
Change in fair value of amount owing to Northern Data	(1,693,088)	(528,875)
Share based compensation	3,296,238	7,804,271
Change in warrant liability	(32,010,637)	(1,551,013)
Share issuance cost	695,170	4,973,051
Loss on settlement of debt	294,306	390,290
Change in fair value of promissory note receivable	(6,000)	-
Impairment of goodwill	1,260,783	-
Impairment of data miners	1,556,000	-
Income tax expense	-	127,340
Deferred tax (recovery) expense	(1,537,467)	2,173,279
Foreign exchange gain	(3,660,296)	(333,148)
Working capital items (note 19)	(1,181,046)	1,026,381
Net cash used in operating activities	(3,410,899)	(8,859,594)

Investing activities
Purchase of property, plant and equipment	(14,685,038)	(33,924,780)
Proceeds from sale of property, plant and equipment	795,000	-
Acquisition of digital currency option calls	(623,000)	-
Promissory note receivable	-	(800,000)

Net cash used in investing activities	(14,513,038)	(34,724,780)

Financing activities
Proceeds from private placement, net of costs	8,314,269	50,218,093
Proceeds from pre-funded warrants	1,029,600	-
Repayment of mortgage	(133,500)	-
Repurchase of shares	(255,525)	(599,997)
Proceeds from loans payable	10,000,000	1,473,495
Repayment of loans payable	-	(3,975,083)
Lease payments	(96,000)	(2,647,669)
Net cash provided by financing activities	18,858,844	44,468,839
Net change in cash	934,907	884,465
Cash, beginning of year	915,715	31,250
Cash, end of year	$1,850,622	$915,715
Supplemental information
Interest paid	$238,204	$117,697

The accompanying notes are an integral part of these consolidated financial statements.

Digihost Technology Inc.
Consolidated Statement of Changes in Shareholders’ Equity
(Expressed in United States Dollars)

	Number of shares (note 14)				Cumulative	Digital currency
	Subordinate	Proportionate	Share	Contributed	Translation	revaluation
	voting shares	voting shares	capital	surplus	Adjustment	reserve	Deficit	Total
Balance, December 31, 2020	13,357,838	3,333	$12,541,038	$1,267,551	$118,162	$1,982,501	$(5,465,446)	$10,443,806
Private placements (note 14(b)(iii)(iv)(v)(vi)(vii))	11,555,674	-	21,175,816	-	-	-	-	21,175,816
Cost of issue - cash (note 14(b)(v)(vi)(vii))	-	-	(1,729,158)	-	-	-	-	(1,729,158)
Cost of issue - broken warrants (note 14(b)(iv)(v)(vi)(vii))	-	-	(963,548)	2,827,528	-	-	-	1,863,980
Shares issued as payment for accounts payable (note 14(b)(ii)(viii))	82,803	-	345,055	-	-	-	-	345,055
Shares cancelled (note 14(b)(i))	(164,533)	-	(319,040)	-	-	-	(281,825)	(600,865)
Shares issued as commission (note 14(b)(vii))	49,383	-	-	-	-	-	-	-
Shares issued for exercise of stock options	75,000	-	372,932	(181,953)	-	-	-	190,979
Share based compensation	-	-	-	7,804,271	-	-	-	7,804,271
Excess tax benefit on exercised stock options	-	-	-	56,702	-	-	-	56,702
Excess tax benefit on outstanding stock options	-	-	-	70,482	-	-	-	70,482
Transaction with owners	24,956,165	3,333	31,423,095	11,844,581	118,162	1,982,501	(5,747,271)	39,621,068
Foreign currency translation adjustment	-	-	-	-	48,906	-	-	48,906
Revaluation of digital currencies, net of tax	-	-	-	-	-	1,724,123	-	1,724,123
Net loss for the year	-	-	-	-	-	-	(3,132,693)	(3,132,693)
Total comprehensive loss for the year	-	-	-	-	48,906	1,724,123	(3,132,693)	(1,359,664)
Balance, December 31, 2021 (restated)	24,956,165	3,333	$31,423,095	$11,844,581	$167,068	$3,706,624	$(8,879,964)	$38,261,404
Private placements (note 14(b)(ix))	2,729,748	-	15,255,979	-	-	-	-	15,255,979
Cost of issue - cash	-	-	(547,307)	-	-	-	-	(547,307)
Cost of issue - broker warrants	-	-	(270,978)	535,009	-	-	-	264,031
Warrant liabilities	-	-	(7,007,643)	-	-	-	-	(7,007,643)
Shares repurchased (note 14(b)(x))	(165,200)	-	(194,260)	-	-	-	(61,265)	(255,525)
Shares issued for cash	2,100	-	2,469	-	-	-	-	2,469
Shares issued for exercise of pre-funded warrants	300,000	-	927,463	-	-	-	-	927,463
Share based compensation	-	-	-	3,296,238	-	-	-	3,296,238
Shares issued to settle payable (note 14(b)(xi))	19,391	-	13,816	-	-	-	-	13,816
Transaction with owners	27,842,204	3,333	39,602,634	15,675,828	167,068	3,706,624	(8,941,229)	50,210,925
Foreign currency translation adjustment	-	-	-	-	(3,658,651)	-	-	(3,658,651)
Revaluation of digital currencies, net of tax	-	-	-	-	-	(3,706,624)	-	(3,706,624)
Net income for the year	-	-	-	-	-	-	4,329,342	4,329,342
Total comprehensive loss for the year	-	-	-	-	(3,658,651)	(3,706,624)	4,329,342	(3,035,933)
Balance, December 31, 2022	27,842,204	3,333	$39,602,634	$15,675,828	$(3,491,583)	$-	$(4,611,887)	$47,174,992

The accompanying notes are an integral part of these consolidated financial statements.

Digihost Technology Inc.
Notes to Consolidated Financial Statements
Years Ended December 31, 2022 and 2021
(Expressed in United States Dollars)

1. Nature of operations and going concern

Digihost Technology Inc. (the “Company” or “Digihost”) was incorporated in British Columbia, Canada, on February 18, 2017 as Chortle Capital Corp and subsequently changed its name to HashChain Technology Inc. on September 18, 2017, and again to Digihost Technology Inc. on February 14, 2020. Digihost and its subsidiaries, Digihost International, Inc., and DGX Holding, LLC (together the “Company”) is a blockchain technology company with operations in cryptocurrency mining. The head office of the Company is located at 2830 Produce Row, Houston, TX, 77023.

These consolidated financial statements of the Company were reviewed, approved and authorized for issue by the Board of Directors on March 31, 2023.

Going Concern

These consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assume that the Company will continue in operation and will be able to realize its assets and discharge its liabilities in the normal course of operations. In assessing whether the going concern assumption is appropriate, management takes into account all available information about the future, which is at least, but not limited to twelve months from the end of the reporting period. The use of these principles may not be appropriate.

As at December 31, 2022, the Company has a working capital of $2,874,560 (2021 - $30,697,142) and did not generate positive cashflows from its operations since its incorporation. The current working capital is not sufficient to meet the Company’s requirements and business growth initiatives. The Company’s ability to continue as a going concern depends upon its ability generate positive cashflows from its operations and to raise additional financing. Even if the Company has been successful in the past in raising financings, there is no assurance that it will manage to obtain additional financing in the future.

These material uncertainties may cast significant doubt regarding the Company’s ability to continue as a going concern. These consolidated financial statements do not include any adjustments or disclosures that may be necessary should the Company not be able to continue as a going concern. If this were the case, these adjustments could be material.

2. Significant accounting policies

(a) Statement of compliance

The consolidated financial statements have been prepared in accordance with IFRS issued effective for the Company’s reporting for the year ended December 31, 2022.

(b) Statement of presentation

The Company’s consolidated financial statements have been prepared on an accrual basis and under the historical cost basis.

(c) Basis of consolidation

These consolidated financial statements include the accounts of Digihost and its wholly owned subsidiaries: Digihost International, Inc. and DGX Holdings, LLC. Subsidiaries are consolidated from the date of acquisition, being the date on which the Company obtains control, and continues to be consolidated until the date that such control ceases. Control is achieved when an investor has power over an investee to direct its activities, exposure to variable returns from an investee, and the ability to use the power to affect the investor’s returns. All intercompany transactions and balances have been eliminated upon consolidation.

(d) Functional and presentation currency

These financial statements are presented in United States Dollars. The functional currency of Digihost is the Canadian dollar and the functional currency of Digihost International, Inc. and DGX Holding, LLC is the United States Dollars. All financial information is expressed in United States Dollars, unless otherwise stated.

(e) Foreign currency translation

Monetary assets and liabilities denominated in foreign currencies are translated to the respective functional currency at exchange rates in effect at the reporting date. Non-monetary assets and liabilities are translated at historical exchange rates at the respective transaction dates. Revenue and expenses are translated at the rate of exchange at each transaction date. Gains or losses on translation are included in foreign exchange expense.

Digihost Technology Inc.
Notes to Consolidated Financial Statements
Years Ended December 31, 2022 and 2021
(Expressed in United States Dollars)

2. Significant accounting policies (continued)

(e) Foreign currency translation (continued)

The results and financial position of an entity whose functional currency are translated into a different presentation currency are treated as follows:

●	assets and liabilities are translated at the closing rate at the reporting date;

●	income and expenses for each income statement are translated at average exchange rates at the dates of the period; and

●	all resulting exchange differences are recognized in other comprehensive income as cumulative translation adjustments.

(f) Revenue recognition

The Company recognizes revenue from the provision of transaction verification services within digital currency networks, commonly termed “cryptocurrency mining”. As consideration for these services, the Company receives digital currency from each specific cryptocurrency mining pool in which it participates. Revenue is measured based on the fair value of the digital currencies received. The fair value is determined using the spot price of the digital currencies on the date of receipt. Digital currencies are considered earned on the completion and addition of a block to the blockchain, at which time the economic benefit is received and can be reliably measured.

(g) Digital currencies

Digital currencies consist of Bitcoin and Ethereum. Digital currencies meet the definition of intangible assets in IAS 38 Intangible Assets as they are identifiable non-monetary assets without physical substance. They are initially recorded at cost and the revaluation method is used to measure the digital currencies subsequently. Where digital assets are recognized as revenue, the fair value of the Bitcoin received is considered to be the cost of the digital assets. Under the revaluation method, increases in fair value are recorded in other comprehensive income, while decreases are recorded in profit or loss. The Company revalues its digital currencies at the end of each quarter. There is no recycling of gains from other comprehensive income to profit or loss. However, to the extent that an increase in fair value reverses a previous decrease in fair value that has been recorded in profit or loss, that increase is recorded in profit or loss. Decreases in fair value that reverse gains previously recorded in other comprehensive income are recorded in other comprehensive income. Gains and losses on digital currencies sold between revaluation dates are included in profit or loss.

Digital currencies are measured at fair value using the quoted price on CoinMarketCap. CoinMarketCap is a pricing aggregator, as the principal market or most advantageous market is not always known. The Company believes any price difference amongst the principal market and an aggregated price to be immaterial. Management considers this fair value to be a Level 2 input under IFRS 13 Fair Value Measurement fair value hierarchy as the price on this source represents an average of quoted prices on multiple digital currency exchanges.

(h) Property, plant and equipment

Details as to the Company’s policies for property, plant and equipment are as follows:

Asset	Amortization method	Amortization period
Data miners	Straight-line	12 - 36 months
Equipment	Straight-line	36 and 120 months
Leasehold improvement	Straight-line	120 months
Powerplant in use	Straight-line	480 months

Property, plant and equipment are recorded at cost less accumulated depreciation. Cost includes all expenditures incurred to bring assets to the location and condition necessary for them to be operated in the manner intended by management. Material residual value estimates and estimates of useful life are updated as required, but at least annually.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of any replaced parts is derecognized. All other repairs and maintenance are charged to profit or loss during the fiscal year in which they are incurred.

Gains and losses on disposal are determined by comparing the proceeds with the carrying amount and are recognized in profit or loss.

Digihost Technology Inc.
Notes to Consolidated Financial Statements
Years Ended December 31, 2022 and 2021
(Expressed in United States Dollars)

2. Significant accounting policies (continued)

(i) Intangible assets

Intangible assets are accounted for using the cost model whereby capitalized costs are amortized on a straight-line basis over their estimated useful lives. Residual values and useful lives are reviewed at each reporting date. The right of use of an electric power facility is depreciated over 13 years.

When an intangible asset is disposed of, the gain or loss on disposal is determined as the difference between the proceeds and the carrying amount of the asset, and is recognized in profit or loss.

Amortization of intangible assets has been included in depreciation and amortization in the consolidated statement of comprehensive loss.

(j) Impairment of non-financial assets

The Company reviews the carrying amounts of its non-financial assets, including property, plant and equipment, right of use assets and intangible assets when events or changes in circumstances indicate the assets may not be recoverable. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss, if any. Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash generating unit to which the asset belongs. Assets carried at fair value, such as digital currencies, are excluded from impairment analysis. Cash generating units to which goodwill has been allocated are tested for impairment annually.

Recoverable amount is the higher of fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows to be derived from continuing use of the asset or cash generating unit are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Fair value less costs of disposal is the amount obtainable from the sale of an asset or cash generating unit in an arm’s length transaction between knowledgeable, willing parties, less the cost of disposal. When a binding sale agreement is not available, fair value less costs of disposal is estimated using a discounted cash flow approach with inputs and assumptions consistent with those of a market participant. If the recoverable amount of an asset or cash generating unit is estimated to be less than its carrying amount, the carrying amount of the asset or cash generating unit is reduced to its recoverable amount. An impairment loss is recognized immediately in net income. With the exception of goodwill, where an impairment loss subsequently reverses, the carrying amount of the asset or cash generating unit is increased to the revised estimate of its recoverable amount, such that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized.

(k) Leases and right-of-use assets

All leases are accounted for by recognizing a right-of-use asset and a lease liability except for:

°	Leases of low value assets; and

°	Leases with a duration of twelve months or less.

Lease liabilities are measured at the present value of the contractual payments due to the lessor over the lease term, with the discount rate determined by the incremental borrowing rate on commencement of the lease is used. Variable lease payments are only included in the measurement of the lease liability if they depend on an index or rate. In such cases, the initial measurement of the lease liability assumes the variable element will remain unchanged throughout the lease term. Other variable lease payments are expensed in the period to which they relate.

Digihost Technology Inc.
Notes to Consolidated Financial Statements
Years Ended December 31, 2022 and 2021
(Expressed in United States Dollars)

2. Significant accounting policies (continued)

(k) Leases and right-of-use assets (continued)

On initial recognition, the carrying value of the lease liability also includes:

°	Amounts expected to be payable under any residual value guarantee;

°	The exercise price of any purchase option granted if it is reasonable certain to assess that option;

°	Any penalties payable for terminating the lease, if the term of the lease has been estimated on the basis of termination option being exercised.

Right-of-use assets are initially measured at cost, which includes the initial amount of the lease liability, reduced for any lease incentives received, and increased for:

°	Lease payments made at or before commencement of the lease;

°	Initial direct costs incurred; and

°	The amount of any provision recognised where the Company is contractually required to dismantle, remove or restore the leased asset.

Lease liabilities, on initial measurement, increase as a result of interest charged at a constant rate on the balance outstanding and are reduced for lease payments made.

Right-of-use assets are amortized on a straight-line basis over the remaining term of the lease or over the remaining economic life of the asset if this is judged to be shorter than the lease term.

When the Company revises its estimate of the term of any lease, it adjusts the carrying amount of the lease liability to reflect the payments to make over the revised term, which are discounted at the same discount rate that applied on lease commencement. The carrying value of lease liabilities is similarly revised when the variable element of future lease payments dependent on a rate or index is revised. In both cases an equivalent adjustment is made to the carrying value of the right-of-use asset, with the revised carrying amount being amortised over the remaining (revised) lease term or recorded in profit or loss if the right-of-use asset is reduced to zero.

(l) Goodwill

The Company measures goodwill as the fair value of the cost of the acquisition less the fair value of the identifiable net assets acquired, all measured as of the acquisition date. Goodwill is carried at cost less accumulated impairment losses.

(m) Financial instruments

Financial assets are classified and measured based on the business model in which they are held and the characteristics of their contractual cash flows. The primary measurement categories for financial assets are measured at amortized cost, fair value through other comprehensive income (“FVTOCI”) and fair value through profit and loss (“FVTPL”).

Digihost Technology Inc.
Notes to Consolidated Financial Statements
Years Ended December 31, 2022 and 2021
(Expressed in United States Dollars)

2. Significant accounting policies (continued)

(m) Financial instruments (continued)

Financial assets

Financial assets are classified as either financial assets at FVTPL, amortized cost, or FVTOCI. The Company determines the classification of its financial assets at initial recognition. The Company does not have any financial assets categorised as FVTOCI.

●	Amortized cost

Financial assets are classified as measured at amortized cost if both of the following criteria are met: 1) the object of the Company’s business model for these financial assets is to collect their contractual cash flows; and 2) the asset’s contractual cash flows represent “solely payments of principal and interest”. After initial recognition, these are measured at amortized cost using the effective interest rate method. Discounting is omitted where the effect of discounting is immaterial. The Company’s cash and amounts receivables are classified as financial assets and measured at amortized cost.

Revenues from these financial assets are recognized in financial revenues, if any.

●	FVTPL

Financial assets carried at FVTPL are initially recorded at fair value and transactions costs expensed in the consolidated statements of net loss. Realized and unrealized gains and losses arising from changes in the fair value of the financial assets held at FVTPL are recorded in the consolidated statements of comprehensive income in the period in which they arise. The Company’s promissory note receivable is classified as a financial asset and measured at FVTPL.

Financial liabilities

Financial liabilities are subsequently measured at amortized cost using the effective interest rate method.

The Company’s accounts payable and accrued liabilities (excluding salaries payable), mortgage payable and deposit payable are classified as measured at amortized cost.

The Company’s amount owing to Northern Data and warrant liabilities are classified as measured at FVTPL with gains and losses recognized in profit and loss.

Derecognition

The Company derecognizes financial liabilities only when its obligations under the financial liabilities are discharged, cancelled, or expired. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable, including any non-cash assets transferred or liabilities assumed, is recognized in profit or loss. Financial assets are derecognized when the contractual rights to the cash flows from the financial asset expire, or when the financial asset and substantially all the risks and rewards are transferred.

Expected Credit Loss Impairment Model

The Company uses the single expected credit loss impairment model, which is based on changes in credit quality since initial application.

The Company assumes that the credit risk on a financial asset has increased significantly if it is more than 30 days past due. The Company considers a financial asset to be in default when the borrower is unlikely to pay its credit obligations to the Company in full or when the financial asset is more than 90 days past due.

Digihost Technology Inc.
Notes to Consolidated Financial Statements
Years Ended December 31, 2022 and 2021
(Expressed in United States Dollars)

2. Significant accounting policies (continued)

(m) Financial instruments (continued)

The carrying amount of a financial asset is written off (either partially or in full) to the extent that there is no realistic prospect of recovery. This is generally the case when the Company determines that the debtor does not have assets or sources of income that could generate sufficient cash flows to repay the amounts subject to the write-off.

Fair Value

Financial instruments recorded at fair value on the statements of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

●	Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

●	Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. prices) or indirectly (i.e. derived from prices); and

●	Level 3 – inputs for the assets or liability that are not based on observable market data (unobservable inputs).

(n) Share capital and equity

Share capital represents the amount received on the issue of shares, less issuance costs, net of any underlying income tax benefit from these issuance costs. When warrants are issued in connection with shares, the Company uses the residual method for allocating fair value to the shares and then to warrants.

Contributed surplus include the value of warrants classified as equity and stock options. When warrants and stock options are exercised, the related compensation cost and value are transferred to share capital.

Deficit includes all current and prior year losses.

Digital currency revaluation reserve includes gains and losses from the revaluation of digital currencies, net of tax.

Cumulative translation reserve includes foreign currency translation differences arising from the translation of financial statements of foreign entities into United States dollars.

(o) Share-based compensation

The granting of stock options and restricted share units (“RSUs”) to employees, officers, directors or consultants of the Company requires the recognition of share-based compensation expense with a corresponding increase in contributed surplus in shareholders’ equity. The fair value of stock options that vest immediately are recorded as share-based compensation expense at the date of the grant. The fair values of the RSUs are determined by the quoted market price of the Company’s common shares at date of grant. The expense for stock options and RSUs that vest over time is recorded over the vesting period using the graded method, which incorporates management’s estimate of the stock options that are not expected to vest. For stock options where vesting is subject to the completion of performance milestones, the estimate for completion of the milestone is reviewed at each reporting date for any change in the estimated vesting date, and to the extent there is a material change in the vesting date estimate, the amortization to be recognized is recalculated for the new timeline estimate and adjusted on a prospective basis in the current period. The effect of a change in the number of stock options expected to vest is a change in an estimate and the cumulative effect of the change is recognized in the period when the change occurs. On exercise of an stock option, the consideration received and the estimated fair value previously recorded in contributed surplus is recorded as an increase in share capital.

Stock options awarded to consultants are measured based on the fair value of the goods and services received unless that fair value cannot be estimated reliably. If the fair value of the goods and services cannot be reliably measured, then the fair value of the equity instruments granted is used to recognize the expense.

Digihost Technology Inc.
Notes to Consolidated Financial Statements
Years Ended December 31, 2022 and 2021
(Expressed in United States Dollars)

2. Significant accounting policies (continued)

(p) Loss per share

The Company presents basic and diluted loss per share data for its subordinate voting shares, calculated by dividing the loss attributable to common shareholders of the Company by the weighted average number of subordinate voting shares and proportionate voting shares outstanding during the period. Diluted loss per share is determined by adjusting the weighted average number of subordinate voting shares and proportionate voting shares outstanding to assume conversion of all dilutive potential subordinate voting shares. Diluted loss per share equals basic loss per share given the anti-dilutive options and warrants for 2021.

(q) Provisions

Provisions are recognized when the Company has a legal or constructive obligation, as a result of past events, for which it is probable that an outflow of economic benefits will result, and that outflow can be reliably measured.

The amount recognized as a provision is the best estimate of the expenditure required to settle the present obligation at the end of the reporting period.

(r) Business combinations

The Company applies the acquisition method in accounting for business combinations. The consideration transferred by the Company to obtain control of a subsidiary is calculated as the sum of the acquisition-date fair values of assets transferred, liabilities incurred and the equity interests issued by the Company, which includes the fair value of any asset or liability arising from a contingent consideration arrangement. Acquisition costs are expensed as incurred. Assets acquired and liabilities assumed are measured at their acquisition-date fair values.

(s) Income taxes

Income tax on the profit or loss for the years presented comprises current and deferred tax. Income tax is recognized in profit or loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at year end, adjusted for amendments to tax payable with regards to previous years.

Deferred tax is provided using the liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences are not provided for: goodwill not deductible for tax purposes and the initial recognition of assets or liabilities that affect neither accounting nor taxable profit. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the financial position reporting date.

A deferred tax asset is recognized only to the extent that it is probable that the underlying tax loss or deductible temporary difference will be utilized against future taxable income. Deferred tax liabilities are always provided for in full.

Changes in deferred tax assets or deferred tax liabilities are recognized as revenues or expense in profit and loss, unless they relate to items that were recognized directly in equity, in which case the related deferred taxes are also recognized in equity.

Digihost Technology Inc.
Notes to Consolidated Financial Statements
Years Ended December 31, 2022 and 2021
(Expressed in United States Dollars)

2. Significant accounting policies (continued)

(t) Standards, amendments and interpretations to existing standards that are not yet effective and have not been adopted early by the Company.

At the date of authorization of these consolidated financial statements, several new, but not yet effective, standards and amendments to existing standards, and interpretations have been published by the IASB. None of these standards or amendments to existing standards have been adopted early by the Company. Management anticipates that all relevant pronouncements will be adopted for the first period beginning on or after the effective date of the pronouncement. New standards, amendments and interpretations not adopted in the current year have not been disclosed as they are not expected to have a material impact on the Company’s consolidated financial statements.

(u) Critical accounting judgements, estimates and assumptions

The preparation of these financial statements in conformity with IFRS requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. These financial statements include estimates that, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the year in which the estimate is revised and future years if the revision affects both current and future years. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Significant assumptions about the future that management has made that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

Significant judgements

(v) Income from digital currency mining

The Company recognizes income from digital currency mining from the provision of transaction verification services within digital currency networks, commonly termed “cryptocurrency mining”. As consideration for these services, the Company receives digital currency from each specific network in which it participates (“coins”). Income from digital currency mining is measured based on the fair value of the coins received. The fair value is determined using the spot price of the coin on the date of receipt. The coins are recorded on the statement of financial position, as digital currencies, at their fair value less costs to sell and re- measured at each reporting date. Revaluation gains or losses, as well as gains or losses on the sale of coins for traditional (fiat) currencies are included in profit or loss in accordance with the Company’s treatment of its digital currencies as a traded commodity.

There is currently no specific definitive guidance in IFRS or alternative accounting frameworks for the accounting for the mining and strategic selling of digital currencies and management has exercised significant judgement in determining appropriate accounting treatment for the recognition of income from digital currency mining for mining of digital currencies. Management has examined various factors surrounding the substance of the Company’s operations, including the stage of completion being the completion and addition of a block to a blockchain and the reliability of the measurement of the digital currency received.

Digihost Technology Inc.
Notes to Consolidated Financial Statements
Years Ended December 31, 2022 and 2021
(Expressed in United States Dollars)

2. Significant accounting policies (continued)

(ii) Leases – incremental borrowing rate

Judgment is applied when determining the incremental borrowing rate used to measure the lease liability of each lease contract, including an estimate of the asset-specific security impact. The incremental borrowing rate should reflect the interest rate the Company would pay to borrow at a similar term and with similar security.

(iii) Income, value added, withholding and other taxes

The Company is subject to income, value added, withholding and other taxes. Significant judgment is required in determining the Company’s provisions for taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Company recognizes liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. The determination of the Company’s income, value added, withholding and other tax liabilities requires interpretation of complex laws and regulations. The Company’s interpretation of taxation law as applied to transactions and activities may not coincide with the interpretation of the tax authorities. All tax related filings are subject to government audit and potential reassessment subsequent to the financial statement reporting period. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the tax related accruals and deferred income tax provisions in the year in which such determination is made.

Significant estimates

(i) Useful lives of property, plant and equipment

Depreciation of data miners and equipment are an estimate of its expected life. In order to determine the useful life of computing equipment, assumptions are required about a range of computing industry market and economic factors, including required hashrates, technological changes, availability of hardware and other inputs, and production costs.

(ii) Digital currency valuation

Digital currencies consist of cryptocurrency denominated assets (note 3) and are included in current assets. Digital currencies are carried at their fair value determined by the spot rate less costs to sell. The digital currency market is still a new market and is highly volatile; historical prices are not necessarily indicative of future value; a significant change in the market prices for digital currencies would have a significant impact on the Company’s earnings and financial position.

(iii) Impairment of goodwill

Determining whether goodwill is impaired requires an estimation of the recoverable amount of the CGU. Such recoverable amount corresponds, for the purpose of impairment assessment, to the higher of the value in use or the fair value less costs of disposal of the CGU to which goodwill has been allocated. The value in use calculation requires management to estimate future cash flows expected to arise from the CGU and a suitable discount rate in order to calculate present value. The key assumptions required for the value in use estimation are described in note 8.

For the value in use approach, the values assigned to key assumptions reflect past experience and external sources of information that are deemed accurate and reliable. The value in use is categorized as Level 3 in the fair value hierarchy described under IFRS 13, Fair Value Measurement, as one or more key assumption used is based on unobservable data requiring the use of judgement.

iv) Data miners valuation

Impairment of data miners was estimated based on the recoverable amount of mining equipment based on current market prices and hash rate power per miner type. The recoverable amount represents the higher value between an asset’s fair value less costs to sell and its value in use. Hash rate power refers to the computational power of the mining equipment, which directly affects the mining efficiency and potential revenue generation. As the market prices for mining equipment and hash rate power can vary significantly over time, these factors are considered in estimating the recoverable amount of the assets. The current market prices for mining equipment are obtained from various sources, including manufacturers, distributors, and marketplaces for used equipment. Management reviews and compares these prices regularly to ensure the accuracy and relevance of the data.

Digihost Technology Inc.

Notes to Consolidated Financial Statements
Years Ended December 31, 2022 and 2021
(Expressed in United States Dollars)

3. Digital currencies

The Company’s holdings of digital currencies consist of the following:

	As at December 31, 2022	As at December 31, 2021
Bitcoin	$1,842,177	$29,770,994
Ethereum	958,480	3,720,992
	$2,800,657	$33,491,986

The continuity of digital currencies was as follows:

	Number of Bitcoin	Amount	Number of Ethereum	Amount	Total Amount
Balance, December 31, 2020	154	$4,508,042	-	$-	$4,508,042
Bitcoin mined(2)	519	24,952,344	-	-	24,952,344
Received from sale of property, plant and equipment	24	1,347,977	63	204,318	1,552,295
Received from private placement	1	47,671	-	-	47,671
Acquisition (disposal) of digital currencies	(66)	(3,347,790)	974	3,347,034	(756)
Acquisition of property,plant and equipment	-	-	(36)	(163,942)	(163,942)
Gain on sale of digital currencies	-	235,067	-	55,881	290,948
Revaluation adjustment(1)	-	2,027,683	-	277,701	2,305,384
Balance, December 31, 2021	632	29,770,994	1,001	3,720,992	33,491,986
Bitcoin mined for Digihost(2)	832	24,190,059	-	-	24,190,059
Bitcoin remitted to Northern Data(2)	(380)	(10,836,179)	-	-	(10,836,179)
Received from sale of property, plant and equipment	9	345,658	-	-	345,658
Acquisition of digital currencies	100	3,932,000	-	-	3,932,000
Digital currencies paid for services	(27)	(739,024)	-	-	(739,024)
Digital currencies traded for cash	(640)	(15,747,279)	(200)	(269,001)	(16,016,280)
Digital currencies for loan repayment	(415)	(11,982,320)	-	-	(11,982,320)
Loss on sale of digital currencies	-	(11,574,330)	-	-	(11,574,330)
Revaluation adjustment(1)	-	(5,517,402)	-	(2,493,511)	(8,010,913)
Balance, December 31, 2022	111	$1,842,177	801	$958,480	$2,800,657

(1)	Digital assets held are revalued each reporting period based on the fair market value of the price of Bitcoin and Ethereum on the reporting date. As at December 31, 2022, the prices of Bitcoin and Ethereum were $16,548 (2021 - $47,117) and $1,197 (2021 - $3,718), respectively resulting in total revaluation loss of $8,010,913. The Company recorded $3,706,624 of the loss in other comprehensive loss, net of taxes of $1,047,759, and the remaining loss of $3,256,530 was recorded on the statement of comprehensive income.
(2)	During the year ended December 31, 2021, the Company entered into a Miner Lease Agreement and a hosting services agreement with Northern Data, NY LLC, pursuant to which the parties have agreed to split a portion of the mining rewards received and energy costs incurred for the miners put in service pursuant to these agreements. As at December 31, 2022, the Company must remit 19 Bitcoin (2021 - 62 Bitcoin) with a value of $322,099 (2021 - $2,940,412) which is presented in the current liabilities.

Digihost Technology Inc.

Notes to Consolidated Financial Statements

Years Ended December 31, 2022 and 2021

(Expressed in United States Dollars)

4. Amounts receivable and prepaid expenses

	As at December 31, 2022	As at December 31, 2021
Prepaid insurance and deposits	$741,350	$709,575
Receivable from Northern Data	492,825	911,200
Other receivable	-	187,529
	$1,234,175	$1,808,304

5. Property, plant and equipment

	Land	Data miners	Equipment and other	Leasehold improvement	Power plant in progress	Powerplant in use	Total
Cost
December 31, 2020	$-	$5,802,789	$2,760,000	$1,040,000	$-	$-	$9,602,789
Additions	-	26,845,831 (1)	603,324	-	7,148,920	-	34,598,075
Disposal	-	(990,517)	-	-	-	-	(990,517)

December 31, 2021	-	31,658,103	3,363,324	1,040,000	7,148,920	-	43,210,347
Additions	1,007,010	-	7,669,386	39,542	7,037,100	-	15,753,038
Disposal	-	(1,253,992)	-	-	-	-	(1,253,992)
Transfer asset in use	-	-	(439,381)	-	(3,218,685)	3,658,066	-

December 31, 2022	$1,007,010	$30,404,111	$10,593,329	$1,079,542	$10,967,335	$3,658,066	$57,709,393

Accumulated depreciation
December 31, 2020	$-	$2,538,211	$479,888	$87,056	$-	$-	$3,105,155
Depreciation	-	2,272,602	577,000	104,000	-	-	2,953,602
Disposal	-	(990,517)	-	-	-	-	(990,517)

December 31, 2021	-	3,820,296	1,056,888	191,056	-	-	5,068,240
Depreciation	-	8,815,246	591,329	105,208	-	1,016,129	10,527,912
Impairment	-	1,556,000	-	-	-	-	1,556,000
Disposal	-	(1,253,992)	-	-	-	-	(1,253,992)

December 31, 2022	$-	$12,937,550	$1,648,217	$296,264	$-	$1,016,129	$15,898,160

Net carrying value
As at December 31, 2021	$-	$27,837,807	$2,306,436	$848,944	$7,148,920	$-	$38,142,107

As at December 31, 2022	$1,007,010	$17,466,561	$8,945,112	$783,278	$10,967,335	$2,641,937	$41,811,233

(1)	Included in this total are 10,000 high performance Bitcoin miners sourced from Northern Data AG per a definitive purchase agreement entered into on May 12, 2021.

The Company tested its data miners as at December 31, 2022. The recoverable amount of the data miners was determined based on the higher of the value in use and fair value less costs of disposal calculation, based on specific judgment and assumptions. The fair value less costs to sell determined the recoverable amount. As a result, the Company recorded an impairment charge over its data miners of $1,556,000. The impairment was based on an assessment of the performance of the data miners in relation to prevailing replacement costs and the downturn of the prices of the Company's digital currencies.

Digihost Technology Inc.

Notes to Consolidated Financial Statements

Years Ended December 31, 2022 and 2021

(Expressed in United States Dollars)

6. Right-of-use assets

	As at December 31,	As at December 31,
	2022	2021
Balance, beginning of period	$2,078,599	$2,413,720
Additions(2)	602,172	-
Depreciation	(142,324)	(198,291)
Modification of lease(1)	-	(136,830)
Balance, end of period	$2,538,447	$2,078,599

(1)	On December 31, 2021, the Company entered into a 99 year lease for the 1001 East Delavan facility in exchange for a one time prepayment of $2.3 million. This long-term lease is treated as a lease modification of the current lease. This right-of-use asset is depreciated over 40 years. The lease for this right-of-use assets has been modified because of the prepayment as the Company has acquired the premises under a long-term lease.
(2)	In April 2022, the Company entered into a lease for its head office for a term of 5 years.

7. Intangible asset

Intangible asset relates to the right-of-use of an electric power facility.

	As at	As at
	December 31,	December 31,
	2022	2021
Balance, beginning of period	$1,443,260	$1,572,500
Amortization	(129,232)	(129,240)
Balance, end of period	$1,314,028	$1,443,260

8. Goodwill

	As at	As at
	December 31,	December 31,
	2022	2021
Balance, beginning of period	$1,346,904	$1,342,281
Impairment	(1,260,783)	-
Foreign currency translation	(86,121)	4,623
Balance, end of period	$-	$1,346,904

For the realization of its annual impairment test for 2022, management determined the recoverable amount as the value in use. The significant assumptions used in determining value in use are:

°	Monthly Bitcoin price average growth rate of 2.2%.

°	Difficulty monthly growth rate of 2.8%.

°	Terminal annual growth rate of 2.5%.

°	Discount rate 20% - 22%.

An impairment of $1,260,783 was taken on goodwill. The assumptions used were based on the Company,s internal forecasts. The Company projected revenue, working capital, capital expenditures and expenses for a period of five years. The Company has also performed a sensitivity analysis on key assumptions which indicated that reasonable changes will not have a material impact.

In 2021, management has determined the recoverable amount as the fair value less costs to sell. The fair value is derived from the market capitalization of the Company as December 31, 2021 and management determined that the fair value less cost of sales, was higher than the carrying value of the CGU. Following this analysis, management has determined that no impairment was necessary. For these tests, the Company allocates all of its goodwill to a single CGU, the Company as a whole, since this is the lowest level at which goodwill is monitored for internal purposes.

Digihost Technology Inc.

Notes to Consolidated Financial Statements

Years Ended December 31, 2022 and 2021

(Expressed in United States Dollars)

9. Promissory note receivable

In December 2021, the Company entered into an agreement for a Secured Convertible Promissory Note (“Note”) with principal of $800,000. The Note accrues interest at a rate of 6% per annum, with interest payments every calendar quarter. The Note is convertible at the Company’s option into Series C Preferred Stock of the issuer. If the Note is not converted into shares by the Company, all unpaid and accrued interest are due on Maturity Date of December 21, 2026. The Notes are secured by the assets of the issuer.

10. Lease liabilities

The continuity of the lease liabilities are presented in the table below:

	As at December 31, 2022	As at December 31, 2021
Balance, beginning of period	$-	$2,546,160
Additions(2)	602,172	-
Interest	41,299	236,680
Lease payments	(96,000)	(2,647,669)
Modification of lease(1)	-	(135,171)
Balance, end of period	$547,471	$-
Current portion	$99,957	$-
Non-current portion	447,514	-
Total lease liabilities	$547,471	$-

(1)	On December 31, 2021, the Company entered into a 99 year lease for the 1001 East Delavan facility in exchange for a one time prepayment of $2.3 million. This long-term lease is treated as a lease modification of the current lease. Refer to note 6.

(2)	In April 2022, the Company entered into a lease for its head office for a term of 5 years. When measuring lease liability, the Company’s incremental borrowing rate applied was estimated to be 10% per annum.

Maturity analysis - contractual undiscounted cash flows

As at December 31, 2022
Less than one year	$146,880
One to five years	521,635
Total undiscounted lease obligations	$668,515

11. Loans payable

	As at	As at
	December 31,	December 31,
	2022	2021
Balance, beginning of the period	$-	$2,543,083
New loans(1)	10,000,000	1,432,000
Repayment of loans	(10,000,000)	(3,975,083)
Balance, end of the period	$-	$-

(1)	On March 2, 2022, the Company announced the closing of a $10,000,000 committed, collateralized revolving credit facility with Securitize, Inc. (the “Loan Facility”). The Loan Facility had a one-year committed term and an interest rate of 7.5% per annum.

Digihost Technology Inc.

Notes to Consolidated Financial Statements

Years Ended December 31, 2022 and 2021

(Expressed in United States Dollars)

12. Mortgage payable

In June 2022, the Company’s incremental borrowing rate applied was estimated to be 7% per annum. The mortgage does not bear interest, is repayable by monthly instalments of $44,500 and matures in September 2024. The mortgage is secured by the powerplant in progress with a net book value of $2,651,500.

	As at December 31,	As at December 31,
	2022	2021
Balance, beginning of period	$-	$-
Additions	993,912	-
Interest	16,715	-
Payments	(133,500)	-
Balance, end of period	$877,127	$-
Current portion	$488,062	$-
Non-current portion	389,065	-
Total mortgage payable	$877,127	$-

Maturity analysis - contractual undiscounted cash flows As at December 31, 2022
Less than one year	$534,000
One to five years	400,500
Total undiscounted mortgage obligations	$934,500

Digihost Technology Inc.

Notes to Consolidated Financial Statements

Years Ended December 31, 2022 and 2021

(Expressed in United States Dollars)

13. Warrant liabilities

Due to the characteristics of certain warrants, the fixed-for-fixed condition is not met. Therefore the Company records these warrants as financial liabilities measured at fair value upon initial recognition. At each subsequent reporting date, the warrants are re-measured at fair value and the change in fair value is recognized through profit or loss. Upon warrant exercise, the fair value previously recognized in warrant liabilities is transferred from warrant liabilities to share capital.

The following table summarizes the changes in the warrant liabilities for the Company’s warrants for the period ending December 31, 2022 and 2021:

	Number of warrants	Amount
Balance, December, 2020	-	$-
Warrants issued	9,098,514	33,989,639
Revaluation of warrant liabilities	-	(1,551,013)
Foreign currency translation	-	(495,261)

Balance, December, 2021	9,098,514	31,943,365
Warrants issued	3,029,748	7,007,643
Warrants cancelled (note 14(b)(ix))	(3,029,748)	(5,887,840)
Pre-funded warrants issued (note 14(b)(ix))	300,000	927,463
Pre-funded warrants exercised (note 14(b)(ix))	(300,000)	(927,463)
Revaluation of warrant liabilities	-	(32,010,637)
Foreign currency translation	-	(230,834)

Balance, December 31, 2022	9,098,514	$821,697

The fair value of the Company’s warrants has been determined using the Black-Scholes pricing model and the following weighted average assumptions:

	Issued in 2022	As at December 31, 2022	Issued in 2021	As at December 31, 2021
Spot price (in CAD$)	$3.78	$0.47	$6.04	$5.97
Risk-free interest rate	1.62%	4.07%	0.66%	1.03%
Expected annual volatility	145%	143%	139%	147%
Expected life (years)	3.50	2.01	3.43	2.72
Dividend	nil	nil	nil	nil

The following table reflects the Company’s warrants outstanding and exercisable as at December 31, 2022:

Expiry date	Warrants outstanding and exercisable	Weighted average exercise price (CAD$)
March 16, 2024	1,872,659	9.42
June 18, 2024	2,083,334	5.97
April 9, 2025	2,112,773	7.11
September 9, 2025	3,029,748	6.25
	9,098,514	7.04

Digihost Technology Inc.

Notes to Consolidated Financial Statements

Years Ended December 31, 2022 and 2021

(Expressed in United States Dollars)

13. Warrant liabilities (continued)

The following table reflects the Company’s warrants outstanding and exercisable as at December 31, 2021:

Expiry date	Warrants outstanding and exercisable	Weighted average exercise price (CAD$)
March 16, 2024	3,121,099	9.42
June 18, 2024	2,083,334	5.97
April 9, 2025	3,894,081	7.11
	9,098,514	7.64

14. Share capital

a) Authorized share capital

Unlimited subordinate voting shares without par value and conferring 1 vote per share.

Unlimited proportionate voting shares without par value, conferring 200 votes per share, convertible at the holder’s option into subordinate voting shares on a basis of 200 subordinate voting shares for 1 proportionate voting shares.

b) Subordinate voting shares and proportionate voting shares issued

Year ended December 31, 2021

(i) On December 7, 2020, the Company announced that it has received approval to undertake, at the Company’s discretion, a normal course issuer bid program to purchase up to 667,894 of its subordinate voting shares for cancellation (the “Bid”). The Company received acceptance from the TSXV to commence the Bid on December 10, 2020. The Bid was terminated on December 10, 2021. As at December 31, 2021, the Company repurchased and cancelled 164,533 subordinate voting shares for a total repurchase price of $600,865.

(ii) On February 9, 2021, the Company issued 66,667 subordinate voting shares to settle a debt of $40,000 with two third-party creditors.

(iii) On January 8, 2021, the Company closed a non-brokered private placement for 116,625 subordinate voting shares for CAD$2.43 for gross proceeds of $220,551 (CAD$283,400).

(iv) On February 18, 2021, the Company closed a non-brokered private placement financing for 1,646,090 subordinate voting shares for CAD$2.43 for gross proceeds of $3,124,018 (CAD$4,000,000). In connection with the private placement, the Company will pay a commission of 49,383 shares to third party advisors.

(v) On March 16, 2021, the Company closed a non-brokered private placement financing for 3,121,099 units for CAD$8.01 per unit for gross proceeds of $19,985,611 (CAD$25 million). 3,121,099 subordinate voting shares of the Company and warrants to purchase 3,121,099 subordinate voting shares were issued. The warrants have an exercise price of CAD$9.42 per per subordinate voting share and exercise period of three years from the issuance date. A fair value of $14,214,397 was assigned to the warrants.

H.C. Wainwright & Co. acted as the exclusive placement agent and received cash commission and expenses totalling $1,978,303 and 249,688 non-transferable broker warrants. Each broker warrant entitles the holder to purchase one subordinate voting share at an exercise price of CAD$10.01 at any time for a period of three years from the issuance date. The broker warrants were assigned a fair value of $1,124,704 for total issuance costs of $3,103,007 of which $2,197,403 is recorded in net loss as the cost of issuance of the warrants classified as liabilities.

The grant date fair value of $1,124,704 for the 249,688 broker warrants was determined using the Black-Scholes pricing model and the following assumptions and inputs: share price of CAD$7.71; exercise price of CAD$10.01; expected dividend yield of 0%; expected volatility of 235% which is based on comparable companies; risk-free interest rate of 0.53%; and an expected average life of three years.

Digihost Technology Inc.

Notes to Consolidated Financial Statements

Years Ended December 31, 2022 and 2021

(Expressed in United States Dollars)

14. Share capital (continued)

Year ended December 31, 2021 (continued)

(vi) On April 9, 2021, the Company closed a non-brokered private placement financing for 3,894,081 units for CAD$6.42 per unit for gross proceeds of $19,748,795 (CAD$25 million). 3,894,081 subordinate voting shares of the Company and warrants to purchase 3,894,081 subordinate voting shares were issued. The warrants have an exercise price of CAD$7.11 per subordinate voting share and exercise period of four years from the issuance date. A fair value of $14,205,769 was assigned to the warrants.

H.C. Wainwright & Co. acted as the exclusive placement agent and received cash commission and expenses totalling $1,695,460 and 311,526 non-transferable broker warrants. Each broker warrant entitles the holder to purchase one subordinate voting share at an exercise price of CAD$8.025 at any time for a period of four years from the issuance date. The broker warrants were assigned a fair value of $1,121,763 for total issuance costs of $2,817,223 of which $2,008,069 is recorded in net loss as the cost of issuance of the warrants classified as liabilities.

The fair value of $1,121,763 was estimated using the following assumptions and inputs: share price of CAD$5.49; exercise price of CAD$8.025; expected dividend yield of 0%; expected volatility of 143% which is based on comparable companies; risk-free interest rate of 0.77%; and an expected average life of four years.

(vii) On June 18, 2021, the Company closed a non-brokered private placement financing for 2,777,779 units for CAD$5.40 per unit for gross proceeds of $12,025,016 (CAD$15 million). 2,777,779 subordinate voting shares of the Company and warrants to purchase 2,083,334 subordinate voting shares were issued. The warrants have an exercise price of CAD$5.97 per subordinate voting share and exercise period of three years from the issuance date. A fair value of $5,569,473 was assigned to the warrants.

H.C. Wainwright & Co. acted as the exclusive placement agent and received cash commission and expenses totalling $1,164,466 and 222,222 non-transferable broker warrants. Each broker warrant entitles the holder to purchase one subordinate voting share at an exercise price of CAD$6.75 at any time for a period of three years from the issuance date. The broker warrants were assigned a fair value of $581,060 for total issuance costs of $1,664,562 of which $767,579 is recorded in net loss as the cost of issuance of the warrants classified as liabilities.

The fair value of $581,060 was estimated using the following assumptions and inputs: share price of CAD$4.56; exercise price of CAD$6.75; expected dividend yield of 0%; expected volatility of 136% which is based on comparable companies; risk-free interest rate of 0.63%; and an expected average life of three years.

(viii) On November 30, 2021, the Company issued 16,136 subordinate voting shares (valued at $40,000) to settle a debt of $40,000 with a third-party creditor.

Year ended December 31, 2022

(ix) On March 9, 2022, the Company closed a private placement with a single institutional investor, for (a) 2,729,748 subordinate voting shares at a purchase price of CAD$4.40 per subordinate voting share and associated warrant, (b) 300,000 pre-funded warrants (Pre-funded Warrants) at an exercise price of $0.0001 per subordinate voting shares, at an offering price of CAD$4.3999 per Pre-Funded Warrant and associated warrant and (iii) 3,029,748 common share purchase warrants (the “Warrants”) for aggregate gross cash proceeds of $10,424,453 (CAD$13,330,861) and the cancellation of warrants. The Warrants have an exercise price of CAD$6.25 per share and exercise period of three and one-half years from the issuance date. A fair value of $7,007,643 was assigned to the warrants. The Pre-Funded Warrants were assigned a fair value of $1,022,915 based on the cash received and are accounted for as financial liabilities at amortized cost. The Pre-Funded Warrants were exercised in September 2022, the financial liability together with the cash received of $30 and initial issuance costs was then accounted as an increase in share capital of $927,463.

Digihost Technology Inc.

Notes to Consolidated Financial Statements

Years Ended December 31, 2022 and 2021

(Expressed in United States Dollars)

14. Share capital (continued)

Year ended December 31, 2022 (continued)

In connection with the private placement, the investor has agreed to cancel existing warrants to purchase 1,248,440 common subordinate voting shares of the Company at an exercise price of CAD$9.42 per share issued in March 16, 2021 expiring on March 16, 2024 and the existing warrants to purchase 1,781,308 common subordinate voting shares of the Company at an exercise price of CAD$7.11 issued in April 9, 2021 expiring on April 9, 2025. The cancellation was considered as part of the proceeds of the above mentioned private placement and was accounted for as an increase in share capital of $5,887,616 for total proceeds from the private placement of $15,255,979.

H.C. Wainwright & Co. acted as the exclusive placement agent and received cash commission and expenses totalling $1,080,584 and 242,380 non-transferable broker warrants. Each broker warrant entitles the holder to purchase one subordinate voting share at an exercise price of CAD$6.25 at any time for a period of three and one-half years from the issuance date. The broker warrants were assigned a fair value of $535,009 for total issuance costs of $1,615,593 of which $695,170 is recorded in net income as the cost of issuance of the warrants classified as liabilities and $102,138 in reduction of the Pre-Funded Warrants.

The grant date fair value of $535,009 for the 242,380 broker warrants was determined using the Black-Scholes pricing model and the following assumptions and inputs: share price of CAD$3.78; exercise price of CAD$6.25; expected dividend yield of 0%; expected volatility of 136% which is based on comparable companies; risk-free interest rate of 1.62%; and an expected average life of three and one-half years.

(x) During May 2022, the Company received approval to undertake, at the Company’s discretion, a normal course issuer bid program to purchase up to 1,219,762 of its subordinate voting shares for cancellation. As at December 31, 2022, the Company repurchased 165,200 subordinate voting shares for a total repurchase price of $255,525.

(xi) On November 1, 2022, the Company issued 19,391 subordinate voting shares (valued at $13,816) to settle a debt of $92,825 with a creditor.

15. Warrants

	Number of Warrants	Weighted Average Exercise Price (CAD$)
Balance, December 31, 2020	36,858	5.25
Issued (note 14(b)(v)(vi)(vii))	783,436	8.30
Expired	(36,858)	5.25
Balance, December 31, 2021	783,436	8.30
Issued (note 14(b)(ix))	242,380	6.25
Balance, December 31, 2022	1,025,816	7.81

Digihost Technology Inc.

Notes to Consolidated Financial Statements

Years Ended December 31, 2022 and 2021

(Expressed in United States Dollars)

15. Warrants (continued)

The following table reflects the warrants issued and outstanding as of December 31, 2022:

Number of Warrants Outstanding	Exercise Price (CAD$)	Weighted Average Contractual Life (years)	Expiry Date
249,688	10.01	1.21	March 16, 2024(1)
222,222	6.75	1.47	June 18, 2024(1)
311,526	8.025	2.27	April 9, 2025(1)
242,380	6.25	2.69	September 9, 2025(1)
1,025,816	7.81	1.94

The following table reflects the warrants issued and outstanding as of December 31, 2021:

Number of Warrants Outstanding	Exercise Price (CAD$)	Weighted Average Contractual Life (years)	Expiry Date
249,688	10.01	2.21	March 16, 2024(1)
222,222	6.75	2.47	June 18, 2024(1)
311,526	8.025	3.27	April 9, 2025(1)
783,436	8.30	2.71

(1)	Broker warrants.

16. Stock options and restricted share units

(a) Stock options

The Company has a stock option plan whereby the maximum number of shares subject to the plan, in the aggregate, shall not exceed 10% of the Company’s issued and outstanding shares. The exercise price shall be no less than the discount market price as determined in accordance with TSXV policies.

The following table reflects the continuity of stock options for the periods presented below:

	Number of Stock Options	Weighted Average Exercise Price (CAD$)
Balance, December 31, 2020	625,000	2.88
Granted (i)(ii)(iii)(iv)(v)	1,823,497	6.03
Exercised(1)	(75,000)	3.17
Expired / cancelled	(28,332)	6.09
Balance, December 31, 2021	2,345,165	5.28
Expired / cancelled	(1,153,331)	5.46
Balance, December 31, 2022	1,191,834	5.11

(1)	The market price on the date of exercise was CAD$8.88.

Digihost Technology Inc. Notes to Consolidated Financial Statements Years Ended December 31, 2022 and 2021 (Expressed in United States Dollars)

16. Stock options and restricted share units (continued)

(a) Stock options (continued)

(i) 5, 2021, the Company granted stock options to directors, officers, employees and consultants of the Company to acquire an aggregate of 550,164 subordinate voting shares. Each stock option is exercisable into a subordinate voting share at a price of CAD$3.75 and expire on January 5, 2026. The stock options vest fully on the six- month anniversary of the date of grant.

A value of CAD$2.76 per option was estimated for the 550,164 stock options on the date of grant with the following assumptions and inputs: share price of CAD$3.03; exercise price of CAD$3.75; expected dividend yield of 0%; expected volatility of 155% which is based on comparable companies; risk-free interest rate of 0.39%; and an expected average life of five years.

(ii) 24, 2021, the Company granted stock options to consultants of the Company to acquire an aggregate of 50,000 subordinate voting shares. Each stock option is exercisable into a subordinate voting share at a price of CAD$13.92 and expire on February 24, 2026. The stock options vested immediately.

A value of CAD$12.78 per option was estimated for the 50,000 stock options on the date of grant with the following assumptions and inputs: share price of CAD$13.92; exercise price of CAD$13.92; expected dividend yield of 0%; expected volatility of 155% which is based on comparable companies; risk-free interest rate of 0.73%; and an expected average life of five years.

(iii) 26, 2021, the Company granted stock options to directors, officers, employees and consultants of the Company to acquire an aggregate of 533,333 subordinate voting shares. Each stock option is exercisable into a subordinate voting share at a price of CAD$7.47 and expire on March 25, 2026. The stock options vest fully on the six- month anniversary of the date of grant.

A value of CAD$6.87 per option was estimated for the 533,333 stock options on the date of grant with the following assumptions and inputs: share price of CAD$7.47; exercise price of CAD$7.47; expected dividend yield of 0%; expected volatility of 155% which is based on comparable companies; risk-free interest rate of 0.90%; and an expected average life of five years.

(iv) y 17, 2021, the Company granted stock options to directors, officers, employees and consultants of the Company to acquire an aggregate of 430,000 subordinate voting shares. Each stock option is exercisable into a subordinate voting share at a price of CAD$7.35 and expire on May 17, 2026. The stock options vest fully on the six- month anniversary of the date of grant.

A value of CAD$6.09 per option was estimated for the 430,000 stock options on the date of grant with the following assumptions and inputs: share price of CAD$7.86; exercise price of CAD$7.35; expected dividend yield of 0%; expected volatility of 105% which is based on comparable companies; risk-free interest rate of 0.95%; and an expected average life of five years.

(v) 22, 2021, the Company granted stock options to directors, officers, employees and consultants of the Company to acquire an aggregate of 260,000 subordinate voting shares. Each stock option is exercisable into a subordinate voting share at a price of CAD$4.20 and expire on June 22, 2026. The stock options vest fully on the six- month anniversary of the date of grant.

A value of CAD$3.06 per option was estimated for the 260,000 stock options on the date of grant with the following assumptions and inputs: share price of CAD$4.02; exercise price of CAD$4.20; expected dividend yield of 0%; expected volatility of 105% which is based on comparable companies; risk-free interest rate of 0.95%; and an expected average life of five years.

The underlying expected volatility of all option grants was determined by reference to historical data of comparable companies share price over the expected stock option life.

Digihost Technology Inc. Notes to Consolidated Financial Statements Years Ended December 31, 2022 and 2021 (Expressed in United States Dollars)

16. Stock options and restricted share units (continued)

(a) Stock options (continued)

For the year ended December 31, 2022, the Company recorded share based compensation expense for these stock options of $nil (year ended December 31, 2021 - $7,804,271).

The following table reflects the stock options issued and outstanding as of December 31, 2022:

Expiry Date	Exercise Price (CAD$)	Weighted Average Remaining Contractual Life (years)	Number of Options Outstanding	Number of Options Vested (exercisable)	Number of Options Unvested
February 14, 2025	2.88	2.13	408,334	408,334	-
January 5, 2026	3.75	3.02	258,498	258,498	-
February 24, 2026	13.92	3.16	50,000	50,000	-
March 25, 2026	7.47	3.23	233,334	233,334	-
May 17, 2026	7.35	3.38	155,000	155,000	-
June 22, 2026	4.20	3.48	86,668	86,668	-
	5.11	2.84	1,191,834	1,191,834	-

The following table reflects the stock options issued and outstanding as of December 31, 2021:

Expiry Date	Exercise Price (CAD$)	Weighted Average Remaining Contractual Life (years)	Number of Options Outstanding	Number of Options Vested (exercisable)	Number of Options Unvested
February 14, 2025	2.88	3.13	575,000	575,000	-
January 5, 2026	3.75	4.02	525,164	525,164	-
February 24, 2026	13.92	4.15	50,000	50,000	-
March 25, 2026	7.47	4.23	525,000	525,000	-
May 17, 2026	7.35	4.38	421,667	421,667	-
June 22, 2026	4.20	4.48	248,334	248,334	-
	5.28	4.96	2,345,165	2,345,165	-

The Company has an RSU plan whereby the there is a fixed cap of shares that can be granted under the plan. The exercise price shall be no less than the discount market price as determined in accordance with TSXV policies.

(b) share units

The following table reflects the continuity of RSUs for the periods ended December 31, 2022 and 2021:

Number of RSUs
Balance, December 31, 2020 and December 31, 2021	-
Granted	1,449,250
Cancelled	(10,000)
Balance, December 31, 2022	1,439,250

During the year ended December 31, 2022, the Company granted 1,449,250 RSUs to officers, directors, employees and advisors. These RSUs vest third on each of the first, second and third anniversaries of the date of grant. The grant date fair value of the RSUs was $5,725,262.

For the year ended December 31, 2022, the Company recorded share based compensation expense for these RSU’s of $3,296,238 (year ended December 31, 2021 - $nil).

Digihost Technology Inc. Notes to Consolidated Financial Statements Years Ended December 31, 2022 and 2021 (Expressed in United States Dollars)

17. Income (loss) per share

	Year Ended December 31,
	2022	2021
Net income (loss) for the year	$4,329,342	$(3,132,693)
Net income (loss) per share - basic	$0.16	$(0.14)
Net income (loss) per share - diluted	$0.16	$(0.14)
Weighted average number of shares outstanding - basic	27,227,284	21,781,806
Weighted average number of shares outstanding - diluted	27,227,284	21,781,806

(i)	Diluted income per share does not include the effect of warrants and stock options as they are anti-dilutive.

18. Related party transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control. Related parties include key management personnel and may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties. Related party transactions are recorded at the exchange amount, being the amount agreed to between the related parties.

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel include the Company’s executive officers and members of the Board of Directors.

Remuneration of key management personnel of the Company was as follows:

	Year Ended December 31,
	2022	2021
Professional fees (1)	$307,534	$91,249
Salaries (1)	833,717	144,231
Share based compensation(2)	3,092,012	6,016,173
	$4,233,263	$6,251,653

(1)	Represents the professional fees and salaries paid to officers and directors.

(2)	Represents the share based compensation for officers and directors.

Digihost Technology Inc. Notes to Consolidated Financial Statements Years Ended December 31, 2022 and 2021 (Expressed in United States Dollars)

19. Cash flow supplemental information

	Year Ended December 31,
	2022	2021
Digital currencies items
Digital currencies mined	$(24,190,060)	$(24,952,344)
Acquisition of digital currencies	(3,932,000)	-
Miner lease and hosting	9,768,179	3,469,287
Loss on digital currency option calls	1,950,000	-
Services paid in digital currencies	739,024	-
Loss (gain) on sale of digital currencies	11,574,330	(290,948)
Interest paid in digital currencies	216,329	-
Digital currencies traded for cash	16,016,280	-
Loss on revaluation of digital currencies	3,386,890	-
	$15,528,972	$(21,774,005)
Working capital items
Amounts receivable and prepaid expenses	$574,129	$(1,604,703)
Accounts payable and accrued liabilities	72,325	842,584
Income tax payable	(550,000)	-
Deposit payable	(1,277,500)	1,788,500
	$(1,181,046)	$1,026,381

20. Additional information on the nature of comprehensive income (loss) components

	Year Ended December 31,
	2022	2021
Expenses for employee benefits
Operating and maintenance costs	$444,400	$528,658
Professional fees	307,534	91,249
Share based compensation	3,296,238	7,804,271
	$4,048,172	$8,424,178
Net financial expenses Interest on loans	$238,204	$96,134
Interest on lease liabilities	16,074	236,680
	$254,278	$332,814

Digihost Technology Inc. Notes to Consolidated Financial Statements Years Ended December 31, 2022 and 2021 (Expressed in United States Dollars)

21. Segmented reporting

The Company has one operating segment being cryptocurrency mining located in the United States. The operations of the Company are located in two geographic locations, Canada and the United States. Geographic segmentation is as follows:

As at December 31, 2022	Canada	United States	Total
Current assets	$29,372	$6,100,481	$6,129,853
Non-current assets	-	46,469,708	46,469,708
Total assets	$29,372	$52,570,189	$52,599,561

As at December 31, 2021	Canada	United States	Total
Current assets	$179,396	$36,036,609	$36,216,005
Non-current assets	1,346,904	42,463,966	43,810,870
Total assets	$1,526,300	$78,500,575	$80,026,875

22. Capital management

The Company manages its capital to maintain its ability to continue as a going concern and to provide returns to shareholders and benefits to other stakeholders. The capital structure of the Company consists of equity comprised of issued share capital, reserves and loans payable. The Company manages its capital structure and makes adjustments to it in light of economic conditions. The Company, upon approval from its Board of Directors, will balance its overall capital structure through new share issuances or by undertaking other activities as deemed appropriate under the specific circumstances. The Company is not subject to externally imposed capital requirements and the Company’s overall strategy with respect to capital risk management remains unchanged from the year ended December 31, 2021.

23. Financial instruments and risk management

Fair value

The fair value of the Company’s financial instruments, including cash, amounts receivable, accounts payable and accrued liabilities, mortgage payable and deposit payable approximates their carrying value due to their short-term nature. Mortgage payable and deposit payable are due to arm’s length third parties, the fair values of these payables are measured using relevant market input (Level 3).The fair values of mortgage payable and deposit payable was calculated using actualized cash flows using market rates in effect at the balance sheet date. Reasonable changes to key assumptions would not have a significant impact. Promissory note receivable is due from an arm’s length third party, the fair value of this note are measured using relevant market input (Level 3). Digital currencies and amount owing to Northern Data are measured at fair value using the quoted price on CoinMarketCap (Level 2). Warrant liabilities are measured at fair value using the Black- Scholes pricing model (Level 2) (see note 13).

Risks

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company’s primary exposure to credit risk is on its cash, amounts receivable and promissory note receivable. The cash is deposited in a bank account held with one major bank in the United States so there is a concentration of credit risk. This risk is managed by using a major bank that is a high credit quality financial institution as determined by rating agencies. The Company believes no impairment is necessary in respect of amounts receivable and promissory note receivable as balances are monitored on a regular basis with the result that exposure to bad debt is insignificant.

Digihost Technology Inc. Notes to Consolidated Financial Statements Years Ended December 31, 2022 and 2021 (Expressed in United States Dollars)

23. Financial instruments and risk management (continued)

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk by maintaining cash balances to ensure that it is able to meet its short term and long- term obligations as and when they fall due. The Company manages cash projections and regularly updates projections for changes in business and fluctuations cause in digital currency prices and exchange rates.

The following table summarizes the expected maturity of the Corporation’s significant financial liabilities and other liabilities based on the remaining period from the balance sheet date to the contractual maturity date:

	Payments by period
As at December 31, 2022	Less than 1 year	1-3 years		4-5 years	More than 5 years	Total	Carrying Value
Accounts payable and accrued liabilities	$2,345,175		$-	$-	$-	$2,345,175	$2,345,175
Amount owing to Northern Data	322,099		-	-	-	322,099	322,099
Deposit payable	-		511,000	-	-	511,000	511,000
Lease liabilities	146,880		307,111	214,524	-	668,515	668,515
Mortgage payable	534,000		400,500	-	-	934,500	934,500
	$3,348,154	$	,218,611	$214,524	$-	$4,781,289	$4,781,289

	Payments by period
As at December 31, 2021	Less than 1 year	1-3 years	4-5 years	More than 5 years	Total	Carrying Value
Accounts payable and accrued liabilities	$2,272,850	$-	$-	$-	$2,272,850	$2,272,850
Amount owing to Northern Data	2,940,412	-	-	-	2,940,412	2,940,412
Deposit payable	-	1,788,500	-	-	1,788,500	1,788,500
	$5,213,262	$1,788,500	$-	$-	$7,001,762	$7,001,762

Foreign currency risk

Currency risk relates to the risk that the fair values or future cash flows of the Company’s financial instruments will fluctuate because of changes in foreign exchange rates. Exchange rate fluctuations affect the costs that the Company incurs in its operations.

The Company’s functional and presentation currency is the US dollar. As the Company operates in an international environment, some of the Company’s financial instruments and transactions are denominated in currencies other than an entity’s functional currency. The fluctuation of the Canadian dollar in relation to the US dollar will consequently impact the profitability of the Company and may also affect the value of the Company’s assets and liabilities and the amount of shareholders’ equity. As at December 31, 2022 and 2021, the foreign currency risk was considered minimal.

Digihost Technology Inc. Notes to Consolidated Financial Statements Years Ended December 31, 2022 and 2021 (Expressed in United States Dollars)

23. Financial instruments and risk management (continued)

Digital currency risk

Digital currency prices are affected by various forces including global supply and demand, interest rates, exchange rates, inflation or deflation and the global political and economic conditions. The profitability of the Company is directly related to the current and future market price of digital currencies; in addition, the Company may not be able liquidate its holdings of digital currencies at its desired price if required. A decline in the market prices for digital currencies could negatively impact the Company’s future operations. The Company has not hedged the conversion of any of its sales of digital currencies.

Digital currencies have a limited history and the fair value historically has been very volatile. Historical performance of digital currencies is not indicative of their future price performance. The Company’s digital currencies currently consist of Bitcoin and Ethereum.

At December 31, 2022, had the market price of the Company’s holdings of Bitcoin and Ethereum increased or decreased by 10% with all other variables held constant, the corresponding asset value increase or decrease respectively would amount to $280,066 (2021 - $3,055,157).

24. Income taxes

(a) Provision for income taxes

	Year Ended December 31,
	2022	2021
		(Restated)
Income before income taxes	$2,791,875	$(832,074)
Combined statutory income tax rate	26.14%	27.00%
Income tax benefit at the statutory tax rate	729,657	(224,660)
Non-deductible expenses	15,626	273,784
Revaluation of warrant liabilities	(8,365,980)	(418,774)
Foreign exchange gain	(593,325)	-
Share based compensation	-	1,304,058
Impairment of goodwill	329,506	-
Effect of lower tax rate of subsidiary	-	(103,388)
Other	59,931	126,874
Change in unrecognized deferred tax asset	6,287,118	1,342,725
Deferred Income tax (recovery) provision	$(1,537,467)	$2,300,619

Current income taxes in the income statement	$-	$127,340
Composition of deferred income taxes in the income statement
Inception and reversal of temporary differences	$(7,824,585)	$2,089,839
Prior period adjustment	-	83,440
Change in unrecognized deferred tax asset	6,287,118	-
Deferred Income tax (recovery) provision	$(1,537,467)	$2,173,279
Total income tax expense (recovery) for the year	$(1,537,467)	$2,300,619

Digihost Technology Inc. Notes to Consolidated Financial Statements Years Ended December 31, 2022 and 2021 (Expressed in United States Dollars)

24. Income taxes (continued)

(b)	Deferred income tax

Movement of deferred income tax in 2022

	January 1, 2022	Profit or loss	Other Comprehensive Income	Equity	December 31, 2022
Property, plant and equipment	$(1,781,767)	$(3,249,116)	$-	$-	$(5,030,883)
Right of use assets	(543,242)	(120,181)	-	-	(663,423)
Digital currencies	(1,047,759)	1,186,091	1,047,758	-	1,186,090
Lease liabilities	-	143,082	-	-	143,082
Stock based compensation	709,474	(638,992)	-	(70,482)	-
Non-capital losses	148,551	4,216,583	-	-	4,365,134
Non-capital losses - Canada	-	593,325	-	-	593,325
Unrealized foreign exchange gain - Canada	-	(593,325)	-	-	(593,325)
Total	$(2,514,743)	$1,537,467	$1,047,758	$(70,482)	$-

Movement of deferred income tax in 2021

	January 1, 2021	Profit or loss	Other Comprehensive Income	Equity	December 31, 2021
Property, plant and equipment	$(755,431)	$(1,026,336)	$-	$-	$(1,781,767)
Right of use assets	(630,826)	87,584	-	-	(543,242)
Digital currencies	(701,451)	-	(346,308)	-	(1,047,759)
Lease liabilities	665,439	(665,439)	-	-	-
Stock based compensation	-	637,673	-	71,801	709,474
Non-capital losses	1,356,631	(1,208,080)	-	-	148,551
Total	$(65,638)	$(2,174,598)	$(346,308)	$71,801	$(2,514,743)

As at December 31, 2022 and 2021, deductible timing differences available for which the Company has not recognized deferred tax asset are as follows:

	As at December 31, 2022	As at December 31, 2021
Share issue costs	$6,042,213	$529,320
Stock based compensation	4,307,117
Non-capital losses - USA	21,425,219
Non-capital losses - Canada	1,929,162
	$33,703,711	$2,889,264

The ability to realize the tax benefits is dependent upon a number of factors, including the future profitability of operations. Deferred tax assets are recognized only to the extent that it is probable that sufficient taxable profits will be available to allow the asset to be recovered.

The Canadian non-capital losses for which no deferred tax asset was recognized expire in 2041 and 2042. The non- capital losses available in the United States have no expiry date.

Digihost Technology Inc. Notes to Consolidated Financial Statements Years Ended December 31, 2022 and 2021 (Expressed in United States Dollars)

25. Restatement

During the external audit of the Company’s financial statements for the year ended December 31, 2022, the Company identified that due to the characteristics of certain warrants, the fixed-for-fixed condition was not met. Therefore, the Company has to record these warrants as financial liabilities measured at fair value upon initial recognition. At each subsequent reporting date, the warrants are re-measured at fair value and the change in fair value is recognized through profit or loss.

The impact of the restatement on the consolidated statement of financial position as at December 31, 2021 is as follows:

	As reported	Adjustment	Restated
LIABILITIES AND SHAREHOLDERS’ EQUITY
Warrant liabilities	$-	$31,943,365	$31,943,365
Total liabilities	-	31,943,365	31,943,365
Shareholders’ equity
Share capital	54,863,819	(23,440,724)	31,423,095
Contributed surplus	17,358,982	(5,514,401)	11,844,581
Cumulative translation adjustment	(266,730)	433,798	167,068
Digital currency revaluation reserve	3,706,624	-	3,706,624
Deficit	(5,457,926)	(3,422,038)	(8,879,964)
Total shareholders’ equity	$70,204,769	$(31,943,365)	$38,261,404

The impact of the restatement on the consolidated statement of comprehensive income for the year December 31, 2021 is as follows:

	As reported	Adjustment	Restated
Operating income	$2,922,778	$-	$2,922,778
Revaluation of warrant liabilities	-	1,551,013	1,551,013
Share issuance costs	-	(4,973,051)	(4,973,051)
Net income (loss) before income taxes	2,589,964	(3,422,038)	(832,074)
Net income (loss) for the year	289,345	(3,422,038)	(3,132,693)
Other comprehensive income (loss)
Items that will be reclassified to net income
Foreign currency translation adjustment	(384,892)	433,798	48,906
Items that will not be reclassified to net income
Revaluation of digital currencies, net of tax	1,724,123	-	1,724,123
Total comprehensive income (loss) for the year	$1,628,576	$(2,988,240)	$(1,359,664)

Digihost Technology Inc. Notes to Consolidated Financial Statements Years Ended December 31, 2022 and 2021 (Expressed in United States Dollars)

26. Subsequent event

On February 8, 2023, the Company completed the acquisition of a 60 MW power plant in North Tonawanda, New York for $4,550,000. This transaction represented an all-cash transaction by the Company, as no shares were issued in connection with the acquisition.

Management has not determined the accounting impact of this acquisition.